UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34977

YOUKU INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU INC.

By:	/s/ Dele Liu
Name:	Dele Liu
Title:	Chief Financial Officer

Date: November 28, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press release regarding third quarter unaudited financial results of Youku Inc. dated November 17, 2011

Exhibit 99.1

Youku Announces Unaudited Third Quarter 2011 Financial Results

Net Revenues Increased by 129% Year-over-Year; Video Views Increased by 22% Quarter-over-Quarter

BEIJING, China, November 17, 2011 — Youku Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights1

•	Net revenues were RMB262.5 million (US$41.2 million), a 129% increase from the corresponding period in 2010, exceeding the high end of the Company’s guidance by 4%

•	Gross profit was RMB67.8 million (US$10.6 million), a 330% increase from the corresponding period in 2010.

•	Operating expenses were RMB120.1 million (US$18.8 million), a 120% increase from the corresponding period in 2010.

•	Net loss was RMB47.5 million (US$7.4 million) in the third quarter of 2011, an 11% decrease relative to the corresponding period in 2010.

•	Non-GAAP net loss was RMB28.2 million (US$4.4 million) in the third quarter of 2011, a 25% decrease relative to the corresponding period in 2010.

•	Basic and diluted loss per ADS, each representing 18 of our Class A ordinary shares, for the third quarter of 2011 amounted to RMB0.42 (US$0.07) and RMB0.42 (US$0.07), respectively.

“We had another quarter of solid growth in both traffic and revenues, and our gap with competitors both in terms of traffic and revenues is clearly expanding as a result of network effect,” said Victor Koo, Chairman and Chief Executive Officer of Youku. “Internet television is a young and evolving space with tremendous opportunities. We are in an aggressive investment cycle and we will continue to invest proactively to expand and leverage our user base and client base, brand, team and infrastructure as we move to establish one of the largest Internet franchises in China.”

Dele Liu, Senior Vice President and Chief Financial Officer of Youku, commented, “We are happy to continue to realize another quarter of triple digit growth year-on-year. We are committed to creating shareholder value through long-term market leadership.”

Third Quarter 2011 Results

Net revenues were RMB262.5 million (US$41.2 million) in the third quarter of 2011, representing a 129% increase from the corresponding period in 2010 and exceeding the high end of the revenue guidance previously announced by the Company by 4%. This year-over-year growth was primarily attributable to the increased average revenue per advertiser and the increased number of advertisers on top of a base that grew 139% year-over-year in the previous year partially due to the 2010 World Cup.

Bandwidth costs as a component of cost of revenues were RMB92.4 million (US$14.5 million) in the third quarter of 2011, representing 35% of net revenues, down from 44% in the corresponding period in 2010. The increase of bandwidth costs was primarily due to increased bandwidth capacity to support the growth of traffic to our website and further enhance our user experience.

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.3780 to US$1.00, the effective noon buying rate as of September 30, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Content costs as a component of cost of revenues were RMB67.0 million (US$10.5 million) in the third quarter of 2011, representing 26% of net revenues in the same period, compared to 26% in the corresponding period in 2010 despite our change in accounting estimate to accelerate amortization of content costs starting in fiscal year 2011. If the Company had continued using straight-line amortization for content costs as in the corresponding period in 2010, the total content costs would have been RMB52.1 million (US$8.2 million), representing 20% of net revenues in the third quarter of 2011.

Non-GAAP gross profit, which is herein defined as gross profit excluding share-based compensation expenses, was RMB69.2 million (US$10.8 million) in the third quarter of 2011, an increase of 332% compared to the non-GAAP gross profit of RMB16.0 million (US$2.5 million) in the corresponding period in 2010.

Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses, were RMB102.3 million (US$16.0 million) in the third quarter of 2011, compared to the non-GAAP operating expenses of RMB51.4 million (US$8.1 million) for the same period in 2010. The increase was primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as a result of the substantial growth of our business. The detailed discussion of each component of operating expenses are as follows:

Non-GAAP sales and marketing expenses, which is herein defined as sales and marketing expenses excluding share-based compensation expenses, were RMB68.2 million (US$10.7 million) in the third quarter of 2011, an increase of 85% compared to the non-GAAP sales and marketing expenses of RMB36.7 million (US$5.8 million) in the corresponding period in 2010. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Non-GAAP product development expenses, which is herein defined as product development expenses excluding share-based compensation expenses, were RMB18.5 million (US$2.9 million) in the third quarter of 2011, an increase of 134% compared to the non-GAAP product development expenses of RMB8.0 million (US$1.3 million) in the corresponding period in 2010. This increase was primarily due to an increase in salaries and benefits for product and development personnel resulting from increased headcount.

Non-GAAP general and administrative expenses, which is herein defined as general and administrative expenses excluding share-based compensation expenses, were RMB15.6 million (US$2.4 million) in the third quarter of 2011, an increase of 131% compared to the non-GAAP general and administrative expenses of RMB6.7 million (US$1.1 million) in the corresponding period in 2010. This increase was primarily due to an increase in salaries and benefits for our general and administrative personnel primarily resulting from headcount increase and the substantial growth of our business.

Non-GAAP net loss, which is herein defined as net loss excluding share-based compensation expenses and change in fair value of warrant liability, was RMB28.2 million (US$4.4 million) in the third quarter of 2011, or a decrease of 25% relative to the non-GAAP net loss in the corresponding period in 2010. If we had continued using straight-line amortization for content costs as in the corresponding period in 2010, our non-GAAP net loss in the third quarter of 2011 would be RMB13.3 million (US$2.1 million), or a decrease of 65% relative to the corresponding period in 2010.

Non-GAAP EBITDA loss, which is herein defined as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for change in fair value of warrant liability, share-based compensation expenses and other non-operating items, was RMB21.4 million (US$3.4 million) for the third quarter of 2011, or an improvement of 13% relative to the non-GAAP EBITDA loss in the corresponding period in 2010.

Business Outlook

For the fourth quarter of 2011, the Company expects year-on-year growth of 90% to 100% in net revenues. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 16, 2011 (9:00 a.m. Beijing/Hong Kong Time on November 17, 2011).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004

International Dial In: 1-718-354-1231

Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121

Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing 1-866-214-5335 (international 1-718-354-1232), and entering passcode 24935949#. The replay will be available through November 24, 2011.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku’s corporate website at http://ir.youku.com.

About Youku

Youku Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expense, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss and non-GAAP EBITDA loss. We define non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expense, non-GAAP product development expenses, non-GAAP general and administrative expenses, and non-GAAP loss from operations as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses. We define non-GAAP net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability. We define non-GAAP EBITDA loss as net income or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for change in fair value of warrant liability, share-based compensation expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com

YOUKU INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares)	December 31, 2010	September 30, 2011	September 30, 2011
	RMB	RMB (Unaudited)	US$ (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,811,423	2,387,847	374,388
Short-term investments	—	1,405,619	220,386
Accounts receivable, net	216,245	412,886	64,736
Intangible assets	10,230	19,329	3,031
Prepayments and other assets	25,187	11,716	1,837

Total current assets	2,063,085	4,237,397	664,378

Non-current assets:
Property and equipment, net	64,177	92,217	14,459
Long-term investment	—	1,707	268
Intangible assets	57,550	156,386	24,520
Capitalized content production costs	—	1,805	283
Prepayments and other assets	5,356	223,926	35,109

Total non-current assets	127,083	476,041	74,639

TOTAL ASSETS	2,190,168	4,713,438	739,017

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	35,641	97,678	15,315
Advances from customers	1,304	5,168	810
Accrued expenses and other liabilities	201,100	336,156	52,706
Current portion of long-term debt	22,180	10,554	1,655

Total current liabilities	260,225	449,556	70,486

Non-current liabilities
Long-term debt	18,455	10,270	1,610

Total non-current liabilities	18,455	10,270	1,610

Total liabilities	278,680	459,826	72,096

Commitments and contingencies

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,235,761,996 and 1,393,791,561 issued and outstanding as of December 31, 2010 and September 30, 2011, respectively)	82	93	15
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,761,207 issued and outstanding as of December 31, 2010 and September 30, 2011)	49	49	8
Additional paid-in capital	2,625,250	5,168,461	810,358
Accumulated deficit	(699,540)	(822,030)	(128,885)
Accumulated other comprehensive loss	(14,353)	(92,961)	(14,575)

Total shareholders’ equity	1,911,488	4,253,612	666,921

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,190,168	4,713,438	739,017

YOUKU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)

Net revenues	114,807	197,853	262,471	41,152	234,623	588,315	92,241

Cost of revenues (Note 1)	(99,054)	(144,945)	(194,686)	(30,525)	(248,719)	(453,602)	(71,120)

Gross profit (loss)	15,753	52,908	67,785	10,627	(14,096)	134,713	21,121

Operating expenses:
Product development	(8,824)	(14,192)	(24,053)	(3,771)	(21,260)	(48,839)	(7,657)
Sales and marketing	(38,539)	(52,732)	(74,205)	(11,635)	(91,527)	(163,606)	(25,652)
General and administrative	(7,242)	(13,759)	(21,845)	(3,425)	(18,716)	(48,178)	(7,554)

Total operating expenses	(54,605)	(80,683)	(120,103)	(18,831)	(131,503)	(260,623)	(40,863)

(Loss) profit from operations	(38,852)	(27,775)	(52,318)	(8,204)	(145,599)	(125,910)	(19,742)

Interest income	265	3,190	8,677	1,360	1,068	12,923	2,026
Interest expenses	(2,517)	(1,801)	(1,542)	(242)	(4,963)	(5,498)	(862)
Change in fair value of warrant liability	(11,976)	—	—	—	(17,532)	—	—
Other, net	(42)	(1,714)	(2,291)	(359)	65	(4,005)	(628)

Total other income (expenses), net	(14,270)	(325)	4,844	759	(21,362)	3,420	536

(Loss) profit before income taxes	(53,122)	(28,100)	(47,474)	(7,445)	(166,961)	(122,490)	(19,206)
Income taxes	—	—	—	—	—	—	—

Net (loss) profit	(53,122)	(28,100)	(47,474)	(7,445)	(166,961)	(122,490)	(19,206)

Net loss per share, basic and diluted	(0.15)	(0.01)	(0.02)	*	(0.46)	(0.06)	(0.01)
Net loss per ADS, basic and diluted	(2.61)	(0.26)	(0.42)	(0.07)	(8.22)	(1.12)	(0.18)
Shares used in computation, basic and diluted	365,699,281	1,966,651,063	2,051,993,011	2,051,993,011	365,675,115	1,972,240,249	1,972,240,249
ADS used in computation, basic and diluted	20,316,627	109,258,392	113,999,611	113,999,611	20,315,284	109,568,902	109,568,902

*	represents per share amount which is less than (0.01)

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Business tax and surcharges	9,800	20,241	25,420	3,986	23,241	58,053	9,102
Bandwidth costs	50,211	66,251	92,388	14,485	139,994	214,964	33,704
Depreciation of servers and other equipment	9,316	8,919	9,855	1,546	29,008	27,886	4,372
Content costs	29,727	49,534	67,023	10,508	56,476	152,699	23,942

Total Cost of Revenues	99,054	144,945	194,686	30,525	248,719	453,602	71,120

YOUKU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended,
(Amounts in thousands)	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net loss	(53,122)	(28,100)	(47,474)	(7,445)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,741	10,358	11,557	1,812
Bad debt expense	285	(279)	1,066	167
Amortization of intangible assets and self produced contents	18,135	35,390	43,111	6,759
Accretion of long-term debt discounts	919	923	839	132
Gain on disposal of property and equipment	—	(7)	—	—
Foreign exchange loss	—	1,644	1,971	309
Share-based compensation	3,416	7,278	19,295	3,026
Change in fair value of warrant liability	11,976	—	—	—
Change in operating assets and liabilities:
Accounts receivable	(67,541)	(86,113)	(135,309)	(21,215)
Prepayments and other assets	9,203	(4,776)	(6,911)	(1,084)
Capitalized content production costs	(1,750)	(1,745)	(5,384)	(844)
Accounts payable	(6,980)	(502)	—	—
Advances from customers	(12)	(1,455)	4,444	697
Accrued expenses and other liabilities	35,684	62,204	111,676	17,511

Net cash used in operating activities	(39,046)	(5,180)	(1,119)	(175)

Cash flows from investing activities:
Acquisition of property and equipment	(11,496)	(18,878)	(11,797)	(1,850)
Proceeds from (purchase of) short-term investments	34,000	(1,164,888)	(168,131)	(26,361)
Proceeds from disposal of property and equipment	—	8	—	—
Acquisition of intangible assets	(15,258)	(144,156)	(189,884)	(29,772)

Net cash provided by (used in) investing activities	7,246	(1,327,914)	(369,812)	(57,983)

Cash flows from financing activities:
Exercise of employee stock options	48	1,025	2,390	375
Proceeds from issuance of Series F Preferred Shares	334,985	—	—	—
Drawdown of long-term debt	33,875	—	—	—
Principal repayments on long-term debt	(7,054)	(7,406)	(5,594)	(877)
Debt commitment fee received	136	—	—	—
Proceeds from follow-on offering & IPO activity, net of issuance costs	(566)	2,508,974	(539)	(85)
Payment of convertible redeemable preferred shares issuance costs	(648)	—	—	—

Net cash (used in) provided by financing activities	360,776	2,502,593	(3,743)	(587)
Effect of exchange rate changes on cash and cash equivalents	254	(22,802)	(44,041)	(6,905)

Net (decrease) increase in cash and cash equivalents	329,230	1,146,697	(418,715)	(65,650)
Cash and cash equivalents at the beginning of the period	111,324	1,659,865	2,806,562	440,038

Cash and cash equivalents at the end of the period	440,554	2,806,562	2,387,847	374,388

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Gross Profit (Loss)	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit (loss)	15,753	52,908	67,785	10,627	(14,096)	134,713	21,121
Add back: share-based compensation	258	701	1,459	229	550	2,592	406

Non-GAAP gross profit (loss)	16,011	53,609	69,244	10,856	(13,546)	137,305	21,527

2. Non-GAAP Operating Expenses	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	54,605	80,683	120,103	18,831	131,503	260,623	40,863
Deduct: share-based compensation	3,158	6,577	17,836	2,797	6,825	29,355	4,602

Non-GAAP operating expenses	51,447	74,106	102,267	16,034	124,678	231,268	36,261

3. Non-GAAP Sales and Marketing Expenses	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	38,539	52,732	74,205	11,635	91,527	163,606	25,652
Deduct: share-based compensation	1,750	3,045	6,047	948	3,645	11,756	1,843

Non-GAAP sales and marketing expenses	36,789	49,687	68,158	10,687	87,882	151,850	23,809

4. Non-GAAP Product Development Expenses	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	8,824	14,192	24,053	3,771	21,260	48,839	7,657
Deduct: share-based compensation	903	1,737	5,534	868	2,038	8,361	1,311

Non-GAAP product development expenses	7,921	12,455	18,519	2,903	19,222	40,478	6,346

5. Non-GAAP General and Administrative Expenses	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	7,242	13,759	21,845	3,425	18,716	48,178	7,554
Deduct: share-based compensation	505	1,795	6,255	981	1,142	9,238	1,448

Non-GAAP general and administrative expenses	6,737	11,964	15,590	2,444	17,574	38,940	6,106

6. Non-GAAP (Loss) Profit from Operations	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss) profit from operations	(38,852)	(27,775)	(52,318)	(8,204)	(145,599)	(125,910)	(19,742)
Add back: share-based compensation	3,416	7,278	19,295	3,026	7,375	31,947	5,008

Non-GAAP (loss) profit from operations	(35,436)	(20,497)	(33,023)	(5,178)	(138,224)	(93,963)	(14,734)

7. Non-GAAP Net (Loss) Profit	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) profit	(53,122)	(28,100)	(47,474)	(7,445)	(166,961)	(122,490)	(19,206)
Add back: share-based compensation	3,416	7,278	19,295	3,026	7,375	31,947	5,008
Add back: change in fair value of warrant liability	11,976	—	—	—	17,532	—	—

Non-GAAP net (loss) profit	(37,730)	(20,822)	(28,179)	(4,419)	(142,054)	(90,543)	(14,198)

8. Non-GAAP EBITDA (Loss) Profit	For the Three Months Ended,				For the Nine Months Ended,
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) profit	(53,122)	(28,100)	(47,474)	(7,445)	(166,961)	(122,490)	(19,206)
Add back:
Depreciation and amortization (excluding amortization of acquired content )**	10,746	10,373	11,571	1,814	32,288	32,484	5,093
Interest income	(265)	(3,190)	(8,677)	(1,360)	(1,068)	(12,923)	(2,026)
Interest expenses	2,517	1,801	1,542	242	4,963	5,498	862
Income taxes	—	—	—	—	—	—	—

EBITDA (Loss) Profit	(40,124)	(19,116)	(43,038)	(6,749)	(130,778)	(97,431)	(15,277)

Adjustments:
Share-based compensation	3,416	7,278	19,295	3,026	7,375	31,947	5,008
Change in fair value of warrant liability	11,976	—	—	—	17,532	—	—
Others, net	42	1,714	2,291	359	(65)	4,005	628

Non-GAAP EBITDA (Loss) Profit	(24,690)	(10,124)	(21,452)	(3,364)	(105,936)	(61,479)	(9,641)

*	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.
**	The amortization expense was related to advertising license acquired in April 2010. The amortization of acquired content was not included in Non-GAAP EBITDA loss financial measures we disclose in our annual report on Form 20-F that we filed on June 10, 2011.